Western Wind Energy Corp.
Management Discussion and Analysis
For the Three Months Ended April 30, 2006

September 8, 2006

This Management Discussion and Analysis (“MDA”) should be read in conjunction with the unaudited financial statements of Western Wind Energy Corp. (“Western Wind” or the “Company”) for the three months ended April 30, 2006. All amounts are expressed in Canadian dollars unless otherwise stated.

This report, including the MD&A, may contain forward-looking statements, including statements regarding the business and anticipated future financial performance of the Company, which involve risks and uncertainties. These risks and uncertainties may cause the Company’s actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, market price, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. Investors are also directed to consider other risks and uncertainties discussed in the Company’s required financial statements and filings.

Overall Performance

Corporate Summary

The Company is an owner of a wind energy facility in Tehachapi, California and a developer of wind energy projects in New Brunswick, Canada, California and Arizona. It has purchased or leased land and carried out meteorological, environmental, geotechnical, permitting and zoning work to further the use of these properties for wind farms.

The Company is headquartered in Coquitlam, BC and has branch offices in Scottsdale, Arizona and Bakersfield, California. It is listed on the TSX Venture Exchange under the symbol “WND”, and the NASDAQ OTC market under the symbol “WNDEF”.

The Company has assembled a Management Team that is experienced in various aspects of the wind energy business, including but not limited to site evaluation, energy analysis, site acquisition, transmission, permitting and zoning, construction, environmental, operations and sales and marketing.

The Company operates through three (3) wholly-owned subsidiaries that are responsible for energy projects – Aero Energy LLC (“Aero”) for the California operations, Verde Resources Corporation (“Verde”) for the Arizona operations and Eastern Wind Power Inc. (“EWP”) for New Brunswick and Eastern Canadian operations.

Operations

California

The Company operates in Tehachapi through Aero. Aero has one full time consultant and one part time consultant who are working on the development of the Windstar 120 MW and repowering of the Windridge 9 MW Projects.

California – Windstar 120 MW

Aero owns 1,062 acres of land in the Tehachapi Pass Wind Park and has contracted to purchase a further 20 acres for US$36,411 including closing costs. Aero has placed these funds on deposit with the title insurance company and has satisfied all conditions for closing the transactions. The parcels in excess of 40 acres are zoned for wind farm development and the smaller properties are being rezoned.

The Tehachapi Pass Wind Park is one of the largest wind parks in the world with over 5,000 wind turbines generating over 705 megawatts of name plated capacity and producing over 1.4 billion kilowatt hours of electricity per year.

The Company is continuing to purchase property in Tehachapi since it is one of the most favorable regions to develop wind energy. California’s electricity rates are among the highest in the United States and it has mandated to supply 20% of its total retail electrical sales from renewable resources by 2017. State regulatory agencies are requiring that the compliance date be advanced to 2010. The renewable portfolio standard will require 8,000 MW of new wind generation of which approximately 4,000 is expected to be developed in Tehachapi.

In Tehachapi, the mean-average annual wind speeds and frequency distributions are well documented due to the long history of wind energy in the area. Capacity factors in Tehachapi are in excess of 40% using modern wind turbines.

On March 8, 2005, the Company negotiated a power purchase agreement with Southern California Edison to supply the output from a 120 MW facility no later than December 31, 2008. The contract is subject to the Company acquiring turbines at specified prices and may be amended if turbine prices increase. The estimated cost to construct the project, at this time, is approximately US$216 million.

The Power Purchase Agreement with Southern California Edison required a US$500,000 letter of credit to secure Aero’s performance. The security for the letter of credit was provided by the spouse of an officer and director. Financing costs included a fee of 12% of the undrawn balance of the letter of credit plus 83,290 common shares at a deemed price of $1.50 per share. In April 2006, the letter of credit was replaced by a US$1 million letter of credit secured by funds provided by the Company.

On February 16, 2006, Aero made an application to the Federal Energy Regulatory Commission (“FERC”) to require Sagebrush Partnership to provide transmission access to Aero for 50 MW to 120 MW of capacity. The Federal Power Act requires that transmission qualifying facilities provide access to public utilities and small independent power generators, such as Aero, at costs that the qualifying facilities charge themselves for transmission. We received an order on April 28, 2006 from FERC requiring Sagebrush Partnership to provide our subsidiary, Aero, access to the transmission line. The order was reaffirmed on August 14, 2006 and required the parties to submit within 30 days the rates, terms and conditions of service, system impact studies and any remaining issues that have not been agreed upon between the parties. If we are unable to obtain access to the Sagebrush Transmission Facility on reasonable terms, FERC may order the Sagebrush Partnership to do so. If we are not successful in obtaining access to the Sagebrush Line, we are listed on Southern California Edison’s queue for a new transmission line that it plans to construct by 2010.

The Company incurs property taxes and liability insurance costs of approximately US$30,000 per year and interest on the Windridge mortgage of approximately US$22,000 per year plus incremental costs related to zoning and permitting, geotechnical, engineering and access studies and legal fees related to transmission, power purchase and regulatory matters. The Company has capitalized $121,734 in costs as at April 30, 2006. In addition, four anemometers have been erected at a cost of approximately US$87,000. In previous years, the Company expensed $832,292 in project and general and administrative costs related to the Windstar 120 MW project.

The Company continues to work with its current shareholders and warrant holders to raise additional equity to acquire new properties in Tehachapi and to finance development costs until construction financing is advanced.

California – Windridge

The Company entered into an agreement on June 30, 2005 to purchase 192 acres in Tehachapi and 43 Windmatic turbines and an assignment of a Power Purchase Agreement with Southern California Edison expiring in 2014 to deliver the output from 4.5 MW of capacity. The purchase price for the property, wind turbines and power purchase agreement was US$825,000 payable by US$550,000 on closing and a convertible secured note for US$275,000 with interest at 8% per year, due on February 17, 2008. The net cash flow generated by the wind farm is expected to be approximately US$100,000 per year. The cash required to close has been deposited in escrow with the title insurance company.

The purchase was financed by a loan of US$550,000 from a significant shareholder with interest at 18%. In addition, the related party received 82,500 common shares at a deemed price of $1.60 per share as a bonus.

The Company is assessing the availability of transmission on Southern California Edison’s transmission lines and the ability to obtain a long term power purchase agreement. Management believes that the property can be redeveloped into a 9 MW to 12 MW facility. The estimated cost, at this time, to redevelop the wind farm, is in the area of US$16.2 million to US$21.6 million.

As at April 30, 2006, the Company has recorded the cost of the land and wind turbines purchased and capitalized legal and engineering costs of $168,073.

Arizona

The Company operates in Arizona through Verde. Verde is the only company to have executed a wind power purchase agreement with a regulated utility on property situated in Arizona. Verde had two full time consultants and one part time project manager at January 31, 2006. Since the year end, we have added two consultants who are working on the Steel Park 15 MW Project.

The Company owns 800 acres by way of clear title in Arizona and it has entered into an agreement on December 5, 2005 to purchase 1,128 acres of land near Kingman, Arizona for US$1,585,000. The purchase price is payable by US$105,000 upon entering the agreement, an additional US$105,000 in six months and the balance prior to December 5, 2006. The Company plans on using the property to build the Steel Park 15 MW Project. The Company intends on retaining ownership of the Kingman property and on leasing it to Steel Park LLC, the joint venture company which is developing the Steel Park 15 MW Project.

The Company has access by way of Federal lease application to over 36,000 acres of land and 5,000 acres of land by way of State lease applications. The Company will complete environmental, permitting, zoning, and interconnection and feasibility studies.

Arizona — Steel Park 15 MW

In December 2005, the 1,128 acre property located near Kingman was determined to possess the best potential for wind power development. Previously, the Company had entered into a power purchase agreement with Arizona Public Service (“APS”) based on other land holdings. Management decided to use the Kingman, Arizona property for the development of the Steel Park 15 MW project.

On May 4, 2004, the Company negotiated a power purchase agreement with APS for the sale of 32,193,000 kWh’s of electricity per year at a fixed rate plus annual adjustments for inflation. Any excess electricity would be purchased at the spot price based on the Dow Jones Firm Palo Verde On-Off Peak Index and green credits would be sold to APS at a price to be agreed upon. The facility was scheduled for completion by March 31, 2006, with an extension to March 31, 2007.

Subsequently, APS agreed to amend the contract by extending the in service date to March 31, 2007 and the term to 15 years and increasing the electricity price to reflect the change in the price in turbines and construction costs since the date of the power purchase agreement.

On April 28, 2006, we entered into a joint venture agreement with Pacific Hydro to develop the Steel Park 15 MW Project pursuant to the terms included in the Alliance Agreement between the parties. The Steel Park Operating Agreement provides for the following:

1.	The ownership of Steel Park LLC to be 51% Pacific Hydro and 49% by Verde;

2.	The contribution of development costs incurred prior to April 28, 2006 by the Company and Pacific Hydro;

3.	The sharing of development and construction costs in proportion to equity ownership, subject to the Company’s right to require Pacific Hydro to pay for the Company’s portion of development and construction costs subsequent to April 28, 2006 and the option to increase the Company’s equity interest in the project by providing the Company’s share of the project cost less any debt or proceeds from equity financings within 180 days of completion of the project;

4.	Pacific Hydro taking security over the Company’s membership interest in Steel Park LLC until contributions by each party are in proportion to their equity interest;

5.	The distribution of cash flow to the members in proportion to their equity interest; and

6.	The management of the project by Pacific Hydro subject to the requirement for unanimous agreement to major issues.

The Company entered into a Turbine Supply Agreement with Mitsubishi Power Systems Inc. (“Mitsubishi”) for the purchase of 15 – 1MW turbines. The contract required reservation payments that were made by the Company from the date that the Term Sheet was agreed upon to April 28, 2006. At April 28, 2006, the Turbines Supply Agreements and other collateral agreements with Mitsubishi were assigned to Steel Park LLC. At that date, Steel Park LLC issued the Notice to Proceed to Mitsubishi and a letter of credit was provided by Pacific Hydro to secure the balance of the purchase price. The turbines are expected to be delivered in October 2006.

The Company, on behalf of Steel Park LLC, has completed a satisfactory environmental assessment of the property and is having the property permitted and zoned for a wind farm. Zoning has been approved by the County Board of Supervisors. Contracts are being issued for geotechnical, foundations, roads, interconnection, and collection system with a view of commencing construction in September 2006. Two anemometer towers have been erected on the property. The wind data will be correlated to long term data collected from other anemometers that the Company has erected near Kingman.

Steel Park LLC has estimated that the cost to complete the project is approximately US$29 million, subject to receipt of bids from contractors.

The Company has capitalized $4,094,424 in costs related to the Steel Park 15 MW project at April 30, 2006. These costs will be transferred to Steel Park LLC in exchange for shares of Steel Park LLC.

Arizona – Steel Park Expansion

The Company has applied to lease 14,888 acres of land adjacent the Steel Park property from the Bureau of Land Management, with a view of constructing up to 250 MW of wind facilities. The Company will be required to finalize a lease with the Bureau of Land Management and complete an environmental assessment of the property, prior to the installation of any anemometers to assess the wind characteristics of the property.

The Company expects more wind energy projects in Arizona since the State has proposed the increase of its renewable portfolio standard from the current 1.1% to 15% of its new power purchase agreements by 2010.

Arizona – Other Properties

The Company owns 800 acres of land and leases a further 22,000 acres from the Bureau of Land Management. At this time, the properties have anemometers that are being assessed on a monthly basis. The historical wind data at this time does not justify the construction of wind energy facilities based on existing turbine and construction costs and electricity prices.

The Company could develop these properties if new turbine technologies are developed for lower wind speed sites or if electricity prices increase.

All costs relating to these projects are being expensed as incurred. The Company has expensed $1,063,474 in project and general and administrative costs related to these other properties in Arizona.

New Brunswick

The Company operates in New Brunswick and Eastern Canada through EWP. The development of the wind farm in New Brunswick commenced in the 2003 fiscal year. EWP entered into a lease for 4,500 acres on Grand Manan Island on the coast of New Brunswick and has completed the permitting and zoning of the property, environmental, geotechnical and wind studies. The construction of the roads has commenced.

The lease requires the payment of royalties of 1.55% and increasing to 2.5% on the twelfth year. In addition, there is a verbal agreement to pay an additional royalty of 0.5% to the land owner. The term of the lease is for 30 years from 2002 and requires construction to commence by October 31, 2006 (however, the power purchase agreement requires commissioning of the project by October 31, 2006. An extension to that date is being negotiated).

The Company has engaged Neil and Gunter Ltd. a Fredericton based electrical consulting firm to review the construction costs of the facility. The Company has also negotiated a draft Term Sheet with Clipper Wind Power, Inc. to supply 8 -2.5 MW turbines. As a result of the delay in the project, the cost to construct the project has increased to $46 million. The Company has proposed revisions to the power purchase agreement to reflect the delay in construction and increased cost of the project. The term of the contract is for 20 years. In October 2004, the Company opened a letter of credit in favour of New Brunswick Power (“NBP”) for $200,000, which is valid until November 1, 2006. NBP can withdraw funds from the letter of credit if EWP does not commission the wind plant by October 31, 2006. The project is unlikely to be commissioned by October 31, 2006; however, management of the Company is confident that they will not be liable for the $200,000 as an extension of the agreement to May 2007 is being negotiated.

The Company received a term sheet from Manufacturers’ Life Insurance Company based on the existing power purchase agreement and a different turbine supplier. The Company will require amendments to the term sheet to reflect changes to the power purchase contract and the new turbine supplier.

As at April 3, 2006, the Company had capitalized $700,110 in construction costs.

Development Strategy

The Company develops and acquires sites or existing wind farms based on the following criteria:

•	Availability and access of transmission

•	Satisfactory wind resources to justify a commercial wind energy facility

•	Permitting and zoning policies that allow wind farm development

•	Satisfactory environmental and archeological studies

•	Satisfactory terrain and geographic features that do not impede development

•	Regional support of renewable energy

•	Local political support for wind power development

•	Adequate incentives at the federal and state levels

•	High electricity prices

•	Growing demand for electricity

Development activities are carried out by the Company’s internal consultants as well as third party consultants who are experienced in assessing wind resources and completing the necessary development programs to build a wind farm.

Revenue Strategies

Revenue sources for wind farms in the US come from the sale of electricity, sale of green credits and the Federal Production Tax Credit. Electricity prices vary due to the demand for electricity, competing electricity sources and the support for renewable energy. Green credits are a developing market that is expected to evolve into a significant source of revenue. Federal production tax credits are a federal tax credit of $0.019 per kWh plus inflation adjustments for ten years.

In Canada, revenues are generated from the sale of electricity, green credits and the wind power production incentive program (“WPPI”). The WPPI program provides $0.01 per kWh for ten years.

It is now common practice that power purchase agreements with utilities will include the green credit with the energy sales (“bundled energy”).

The Company will continue to focus on markets that will provide the highest potential returns.

Financing Strategies

The Company will raise capital through established institutional sources to finance the construction and operation of wind energy facilities. These financial sources are familiar with the operation of electrical generating facilities and their potential operating and construction risks. The amount of project debt that is available for a project depends upon the projected cash flow of the project, the existence of a long term power purchase contract with a utility or credit worthy company, the wind assessment report, turbine supplier and the interest rates existing when funds are drawn down.

In the US, the Company may be a member of a limited liability corporation to secure financing that will increase the rate of return on equity and to monetize any tax benefits that can not be used by the Company or its subsidiaries. Similarly, the Company will use a partnership structure to monetize its tax benefits that can not be used internally.

The Company will raise equity to finance the development of projects with a view of using a structure outlined above that will provide a reasonable return on equity on completion of the project and the highest leverage from project debt and tax equity investors.

During the fiscal year, the Company entered into an Alliance Agreement with Pacific Hydro, an Australian renewable energy developer. Pacific Hydro has 260 MW of combined wind energy and hydro in Australia, Fiji, Chile and the Philippines. Pacific Hydro was a publicly listed company on the Australian Stock Exchange that was subsequently acquired last year by IFM, one of Australia’s largest pension fund managers. With the Alliance Agreement, Pacific Hydro invested $9 million in the Company through private placements of 6,000,000 shares and 6,000,000 warrants exercisable within two years at $1.60. As a result, Pacific Hydro owns approximately 25% of the Company.

The Alliance Agreement is for five years and provides Pacific Hydro the right to invest in the Company’s projects in Riverside County and Kern County, California (Palm Springs and Tehachapi), Mohave County in Arizona (Kingman) and New Brunswick, Canada through special purpose vehicles (joint venture companies, limited liability companies, partnerships) owned 51% by Pacific Hydro and 49% by the Company. After confirming the feasibility of the project, Pacific Hydro will provide funds to construct the project in proportion to their ownership interest and will contribute all the development and construction funding, including Western Wind’s portion of the funding requirement.

Project and Contractual Obligations

Each operating subsidiary is affected by local, county, state or provincial and federal legislation concerning environmental, zoning, permitting and operating laws and regulations. The Company is in compliance with all laws and regulations, except for its requirement to file financial statements with the British Columbia Securities Commission and Securities and Exchange Commission (United States). These violations have resulted in a management cease trade order being placed against the Company’s shares.

California – Windstar 120 MW and Windridge

The Company’s contract with Southern California Edison requires that the facility be completed by December 31, 2007 with an extension to 2008. The timing of completion is dependent upon the Company’s ability to arrange a transmission contract with Sagebrush Partnership either by way of a negotiated agreement or by FERC order. The agreement can be cancelled if turbine prices increase above specified levels. The Company had a US$500,000 letter of credit that was increased to US$1 million in April 2006. The letter of credit can be drawn on by Southern California Edison if the facility is not completed by December 31, 2007. However, management of the Company has an option to extend the terms of the letter of credit to December 31, 2008 without incurring any liability. The letter of credit is subject to the same cancellation privileges as contained in the power purchase agreement. The Company will be negotiating amendments to the power purchase agreement to reflect the higher cost of wind turbines and existing wholesale electricity rates. The Company is not aware of any risks associated with the contract with Southern California Edison.

All real estate interests in California are owned directly by the Company. The only obligations are land taxes and liability insurance costs of approximately US$30,000 per year and there will be interest payments on the Windridge mortgage of approximately US$22,000 per year until the mortgage is converted into stock or repaid.

Arizona – Steel Park 15 MW

On May 4, 2004, the Company negotiated a power purchase agreement with APS for the sale of 32,193,000 kwh’s of electricity per year at a fixed rate plus an adjustment for inflation. Subsequent to January 31, 2006, APS agreed to amend the power purchase agreement to extend the service date to March 31, 2007, extend the term of the contract to 15 years and increase the electricity price to reflect the increase in the cost of wind turbines and construction costs.

The Company has entered into a contract to purchase land near Kingman, Arizona for US$1,585,000 of which US$210,000 has been paid and is non-refundable and is committed to pay US$1,375,000 prior to December 5, 2006 and to complete the purchase before construction starts.

The Company entered into a Turbine Supply Agreement with Mitsubishi for 15 – 1MW turbines. At April 28, 2006, the Company transferred its obligations with respect to the Turbine Supply Agreement with Mitsubishi and other collateral agreements to Steel Park LLC. The cash calls made by Steel Park LLC to the Company to develop the Steel Park 15 MW Project will be financed by a loan from Pacific Hydro and the loan will be secured by the Company’s 49% interest in Steel Park LLC.

Arizona – Other

The Company owns 800 acres of other land in Arizona. At January 31, 2006, the balance owing on a mortgage was $42,626. Subsequent to the year end, the mortgage was paid. Property taxes on the owned land are not significant.

Federal land leases in Arizona have a minimum lease rate of US$1 per acre. The lease rates will increase to approximately 3% of revenues after the wind energy facilities are constructed on the leased land.

New Brunswick

The Company has leased 4,500 acres on Grand Manan Island. The lease is for 30 years and all lease rates are based on a percentage of revenue. There are no penalties for cancellation of the lease. The lease requires that construction commence before October 31, 2006.

The Company has provided a $200,000 performance bond to NB Power secured by a letter of credit provided by a third party. The contract requires the project to be commissioned, unless extended, by October 31, 2006. However, management of the Company is negotiating an extension, which they believe will be approved to extend completion to May 2007.

Selected Annual Information
For the Three Months Ended April 30, 2006, 2005 and 2004
($’000’s except per share amounts)

	April 30	April 30	April 30
	2006	2005	2004
Total revenues	$17	Nil	Nil
Income/Loss before discontinued Operations	($657)	($492)	($667)
Net income	($657)	($492)	($667)
Loss per share, basic and diluted	($0.03)	($0.03)	($0.05)
Total Assets	$11,939	$3,997	$3,890
Long Term Financial Liabilities	Nil	Nil	Nil

Results of Operations

Bonuses

At the previous Annual General Meeting, the shareholders approved the payment of bonuses to Jeff Ciachurski of $700,000 and to Michael Boyd of $300,000. The bonus to Michael Boyd was paid by the issue of 182,930 shares at a deemed price of $1.64 per share. The bonus payable to Jeff Ciachurski will be paid by the issue of 426,829 shares to Jeff Ciachurski at a deemed price of $1.64. The shares are subject to an escrow agreement over the period from May 30, 2005 (the date of grant) to October 2007, as such $582,000 of the bonuses have been expensed in the year ended January 31, 2006, and the remainder, which totals $418,000, will be amortized to expense during the years ending January 31, 2007, and 2008.

For the three months ended April 30, 2006, we amortized to expense $78,584 of deferred share bonus expense.

Stock Based Compensation

Other stock based compensation decreased from $62,000 in 2005 to nil in 2006. There was no recognition of stock based compensation for the three months ended April 30, 2006.

Interest and Bank Charges

Interest and bank charges increased from $16,070 for the three months ended April 30, 2005 to $26,739 for the three months ended April 30, 2006. The increase results from the loan from of a related party of US$550,000 which bears interest at 18% per year and the Company paid interest equal to 12% of the outstanding balance of the letter of credit to secure the Southern California Edison bond. In addition, the Company completed the acquisition of the Windridge wind farm on February 17, 2006 and granted a mortgage of US$275,000 to the vendor. Interest accrues on the mortgage at the rate of 8% per year.

Write off of Advances Receivable

The write off of advances receivable of $7,302 during the three months ended April 30, 2006 was incurred by EWP. The Company determined last year that the two directors and officers of EWP had taken consulting fees in excess of the agreed upon amounts for the 2005 and 2006 fiscal year and a further $7,302 was paid to them during the period ended April 30, 2006. The account receivable from these officers and directors has been provided for, but the Company has commenced a legal action to recover the amounts owing.

Communications

The communications expense declined from $41,035 for the three months ended April 30, 2005 to $16,293 for the three months ended April 30, 2006. During the period ended April 30, 2006, the Company engaged few consultants to provide introductions to retail and institutional investors and other consulting services.

Foreign Exchange Losses

The Company incurred foreign exchange gains primarily from the difference between its current US dollar denominated liabilities and its US dollar dominated assets and differences between actual exchange rates at the time Canadian dollars were converted to US dollars and the average exchange rates at which US transactions are recorded at for financial statement purposes.

Project Costs

Project costs increased from nil for the three months ended April 30, 2005 to $42,169 for the three months ended April 30, 2006. The increases results from the costs of operating the Windridge 4.5 MW wind farm and the costs obtaining liability insurance on all of our properties.

Professional Fees

Professional fees increased from $50,938 for the three months ended April 30, 2005 to $145, 282 for the three months ended April 30, 2006. The increase results from higher audit fees, professional fees related to business transactions and tax compliance and planning costs.

Consulting and Directors’ Fees

Consulting and directors’ fees increased from $147,583 for the three months ended April 30, 2005 to $189,403 for the three months ended April 30, 2006. The increase is partly due to the hiring of a chief financial officer and increases in the fees paid to certain consultants.

Management fees

Management fees increased from $40,000 for the three months ended April 30, 2005 to $61,427 for the three months ended April 30, 2006. The change results from temporary increases in compensation during the period and are expected to return to normal for the balance of the fiscal year.

Interest income

Interest income increased from nil for the period ended April 30, 2005 to $32,743 for the period ended April 30, 2006. The increase is attributed to the cash balances from February 1, 2006 to April 30, 2006 and interest on the loan to a related party.

Construction in Progress

The Company is involved in the early construction stage of the Grand Manan 20 MW Project, the Steel Park 15 MW Project, the Windstar 120 MW Project and Windridge Repowering Project. The balance of construction in progress as at April 30, 2006 and January 31, 2006 is as follows:

	April 30	January 31
	2006	2006
Grand Manan 20 MW Project	$700,110	$689,609
Steel Park 15 MW Project	4,094,424	2,015,269
Windstar 120 MW Project	121,734	98,529
Windridge Repowering Project	168,073	-

	$5,084,341	$2,803,407

Grand Manan 20 MW Project

The major components of the construction costs as at April 30, 2006 and January 31, 2006 are as follows:

	April 30	January 31
	2006	2006
Financing costs	$123,364	$123,364
Legal fees	161,080	159,706
Road construction	236,967	236,967
Meteorological consulting	42,159	33,500
Engineering	135,540	135,072
Other	1,000	1,000

	$700,110	$689,609

Steel Park 15 MW Project

The major components of the construction costs as at April 30, 2006 and January 31, 2006 are as follows:

	April 30	January 31
	2006	2006
Wind turbine payments	$3,878,738	$1,960,775
Engineering	128,947	8,970
Meteorological consulting	26,284	2,198
Property taxes	26,557	26,557
Legal fees	48,469	16,789
Other	14,571	-

	$4,094,424	$2,015,269

Windstar 120 MW Project

The major components of the construction costs as at April 30, 2006 and January 31, 2006 are as follows:

	April 30January 31
	2006	2006
Financing costs	$32,180	$19,670
Legal fees	75,672	65,337
Property taxes	13,522	13,522

	$121,374	$98,529

Windridge Repowering Project
The major components of the construction costs as at April 30, 2006 are as follows:
Wind turbines	$115,000
Meteorological costs	24,897
Engineering	20,700
Legal	7,476

	$168,073

Summary of Quarterly Results

		Loss Before	Loss	Loss Per Share
	Total	Discontinued	For The	Basic
	Revenues	Operations	Quarter	and Diluted
April 30, 2006	$17,706	($656,969)	($656,969)	($0.03)
January 31, 2006	Nil	($2,140,896)	($2,140,896)	($0.13)
October, 31 2005 (restated1)	Nil	($1,249,085)	($1,249,085)	($0.07)
July 31, 2005 (restated1)	Nil	($1,024,667)	($1,024,667)	($0.06)
April 30, 2005	Nil	($492,667)	($492,667)	($0.02)
January 31, 2005	Nil	($603,527)	($603,527)	($0.04)
October, 31 2004	Nil	($801,347)	($801,347)	($0.06)
July31, 2004	Nil	($732,361)	($732,361)	($0.05)
April 30, 2004	Nil	($666,670)	($666,670)	($0.05)
January 31, 2004	Nil	($651,191)	($651,191)	($0.06)
October, 31 2003	Nil	($319,858)	($319,858)	($0.03)
July31, 2003	Nil	($398,895)	($398,895)	($0.03)
April 30, 2003	Nil	($233,565)	($233,565)	($0.02)

1July 31 and October 31, 2005 amounts have been restated because the management share bonuses granted on May 30, 2005, during the second quarter were originally expensed in full during the third quarter. In the fourth quarter, the bonuses were adjusted to be amortized over their vesting period, from May 30, 2005 to October 2007, thus resulting in a restatement of the July 31, 2005 and October 31, 2005 figures.

Liquidity and Capital Resources

As at April 30, 2006, the Company had working capital of $793,913 compared to $5,144,720 at January 31, 2006. The funds were used to finance construction in progress costs incurred during the period of $2,324,480, to provide security for the letter of credit for Southern California Edison of $1,162,800 (US$1,000,000), to repay the loan from a related party of $366,239 and to finance operations. The Company’s cash position was $1,522,679

The Company has real estate interests in Tehachapi and in Arizona. The Tehachapi property can be leased to other wind developers and would generate lease income for the Company. Some of it could be developed for residential purposes or continued to be used for farming activities.

If the Company was unable to raise equity capital to develop its wind properties, it could enter into joint ventures with Pacific Hydro or other large wind developers that have greater capital resources. The corporate expenses could also be reduced to approximately $250,000 by placing all development activities on hold and expending funds only on activities that are required to maintain its listing and to cover fixed property costs.

Transactions with Related Parties

During the year, the following expenses were accrued or paid to officers, directors and parties related to directors and officers of the Company:

	April 30	January 31
	2006	2006
Consulting and directors’ fees	$129,750	$458,642
Bonuses	78,584	920,687
Management fees	61,427	131,725
Office and secretarial	9,000	37,000
Rent	8,087	26,000
Travel and automotive	10,474	34,139
Financing costs	-	256,935
Interest	27,748	98,407

	$325,070	$1,963,580

During the three months ended April 30, 2006, the following related party transactions occurred:

a)	Subscriptions receivable (received) from the spouse of an officer and director of the Company is $129,100

b)	Write off of advances receivable of $7,203 (January 31, 2006 — $89,796) relate to amounts that were allegedly embezzled by two former officers of the Company, which were set up as advances receivable and written-off during the period. The Company has commenced litigation against the two former officers. However, at this time, recoverability of the amounts written-off is uncertain.

c)	During the year ended January 31, 2006, a bonus of $700,000 (2005 — $nil; 2004 — $nil) was awarded to a director and officer of the Company and will be settled through the issuance of 426,829 shares. Once issued, the shares will be held in escrow and are to be released, subject to the recipient’s continued service as a director or employee of the Company, over the period to October 26, 2007. Accordingly, an amount of $407,000 has been expensed in the year-ended January 31, 2006 and $55,009 in the three months ended April 30, 2006. At January 31, 2006, $293,000 was deferred and at April 30, 2006, $237,991 was deferred and will be amortized to expense pursuant to the terms of the agreement.

d)	During the year ended January 31, 2006, the Company paid a bonus of $300,000 to an officer and director through the issue of 182,930 shares at a deemed price of $1.64. The shares are held in escrow and are to be released, subject to the recipient’s continued service as a director or employee of the Company, over the period to October 26, 2007. Accordingly, an amount of $175,000 has been expensed in the year ended January 31, 2006 and $23,575 has been expenses in the three months ended April 30, 2006. At January 31, 2006, $125,000 had been deferred and at April 30, 2006, $101,425 has been deferred and will be amortized to expense pursuant to the terms of the agreement.

e)	The spouse of an officer and director provided security for a US$500,000 letter of credit to Southern California Edison. The agreement provided for interest at 12% of letter of credit and the issue of 83,290 bonus shares at a deemed price of $1.50 per share. Interest charged on the letter of credit totalled US$40,767 (CDN$49,153) during the year ended January 31, 2006 and US$12,249 (CDN $14,086) for the three months ended April 30, 2006. On April 9, 2006, the letter of credit was released.

f)	A shareholder provided a loan of US$550,000 to the Company at an interest rate of 18% plus the issue of 82,500 bonus shares at a deemed price of $1.60 per share. Interest charged on the loan totalled US$40,851 (CDN$49,254) for the year ended January 31, 2006 and US$11,877 (CDN$13,659) for the three months ended April 30, 2006. The loan was repaid on February 2, 2006.

g)	The Company loaned the spouse of an officer and director $200,000. The loan is repayable before January 31, 2007 with interest at prime plus 1%.

Related party transactions are in the normal course of operations, with the exception of the loan to the spouse of an officer and director of $200,000, and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

Announcements for the Period Under Review – April 30, 2006

On February 2, 2006, the Company announced the private placement announced on January 25, 2006 had closed.

On February 13, 2006, the Company announced that it completed its listing on the NASDAQ OTC Bulletin Board in the United States and its trading symbol is “WNDEF”.

On February 27, 2006, the Company announced the closing of the Windridge acquisition announced on July 5, 2005. As a result, the Company is expected to generate revenue subsequent to the year end.

On March 30, 2006, the Company announced that it had signed the formal Turbines Supply Agreement with Mitsubishi Power Systems Inc. and a longer term agreement to provide turbines for a further 900 MW for future projects.

Subsequent Events

On May 1, 2006, the Company announced that the Federal Energy Regulatory Commission (“FERC”) had issued a decision requiring that the Company be provided access to the Sagebrush transmission line in California. The Sagebrush Partnership and the Company have 28 days to negotiate the transmission agreement or FERC will establish the terms of the agreement. This will enable the Company to commence development of its 120 MW Windstar Project.

On May 4, 2006, the Company announced that Arizona Public Service will increase its electricity purchases from 15 MW to 40 MW’s and extend the term from 10 years to 15 years.

On May 15, 2006, the Company announced that it would appoint two new directors. Robert Grant, the CEO of Pacific Hydro was appointed immediately, and Kevin Holmes, the chief operating officer and chief financial officer of Pacific Hydro, will be elected at the next Annual General Meeting.

On June 19, 2006, the Company announced that a Management Cease Trade Order was issued by the British Columbia Securities Commission for failing to provide its audited financial statements by May 31, 2006. This order prevents management and insiders from trading in the Company’s stock during the period of the order.

On June 30, 2006, the Company announced that will provide sponsorship to the TD Canada Trust Vancouver International Jazz Festival from June 23, 2006 to July 2, 2006.

On June 30, 2006 and July 14, 2006, the Company announced that the Management Cease Trade Order was still in effect and that the audited financial statements were going to be late for filing. In addition, the Company confirmed that no material changes to its business had occurred.

On July 25, 2006, the Company announced that it had completed a Plan of Merger with PAMC Management Corporation (“PAMC”), AltaMesa Energy LLC, Mesa Wind Developers, Enron Wind Systems LLC, Zond-PanAero Windsystem Partners I, and Zond-PanAero Windsystem Partners II, and Mesa Wind Power Corporation (“Mesa Wind”) regarding the acquisition of certain assets and rights relating to two wind farms located in Riverside County, California. The acquisition comprises certain independently owned assets, including, Rights of Way from the Bureau of Land Management, a power purchase agreement with Southern California Edison (SCE”), rights under an Interconnection Facilities Agreement with SCE, roads, substations, other infrastructure, 460 — V-15 Vestas wind turbines, as well as, all of the outstanding shares of PAMC Management Corporation (collectively, the “Mesa Wind Project”). In addition, Mesa Wind would be merged with PAMC, with PAMC being the surviving corporation. Mesa Wind has been incorporated by Western Wind Energy, as a wholly owned subsidiary, in order to facilitate the merger with PAMC.

The Mesa Project has a 22-year continuous operating history with an historical average yearly production of 75 billion watt-hours per year. This is enough energy to power 9,000 average- sized California homes. Last year’s revenues were US $5.24 million and the discretionary cash flow was US $3.4 million for fiscal 2005.

The cost of the acquisition was US $13,410,000. Pacific Hydro provided a short-term loan of US $13,410,000 to facilitate the acquisition. The interest rate for the loan is the 30-day LIBOR rate plus 6%. Interest will accrue daily based on a 365 day year and will be payable on the Maturity Date. The assets comprising the Mesa Wind Project as well as all of the issued and outstanding shares of PAMC secure the loan. Western Wind Energy intends to repay the loan from proceeds of a private placement (the “Loan Repayment Private Placement”) once the management cease trade order has been lifted. Pacific Hydro will have the first right (but no obligation) to subscribe for securities pursuant to the Loan Repayment Private Placement.

The maturity date of the loan is the earlier of:

(a)	if Pacific Hydro elects to participate in the Loan Repayment Private Placement, 10 business days after disinterested shareholder approval no later than September 30, 2006 is obtained for such participation at the Company’s annual general meeting (currently scheduled for late September 2006); and

(b)	if Pacific Hydro elects not to participate in the Private Placement or, if Pacific Hydro elects to participate in the Loan Repayment Private Placement and shareholder approval is not obtained at the AGM, December 31, 2006.

If Pacific Hydro elects to participate in the Loan Repayment Private Placement and if shareholder approval is not obtained at the AGM, the Company, (if unable to otherwise repay the loan), will transfer one half of its ownership interest in the Mesa Wind Project to Pacific Hydro in full satisfaction of 50% of the balance owing under the loan on the date of transfer. If the Company fails to repay the remaining half of the Loan by December 31, 2006, Western Wind will transfer its remaining ownership interest in full and final satisfaction of the loan. The Company may repay the loan or any part of the loan at any time without penalty or bonus. On September 7, 2006, the Company issued its information circular that discloses that the Company will nominate five directors. No representatives of Pacific Hydro are among the directors that have been nominated.

On September 7, 2006, the Company also announced that its audited financial statements for the year ended January 31, 2006 have been filed. In addition, the Company announced, subject to regulatory approval and the lifting of the Management Cease Trade Order, that it will be negotiating a non-brokered private placement comprising of a combination of common shares and Series 1 Class A preference shares that will be used to repay the loan granted by Pacific Hydro in connection with the acquisition of the Mesa Wind Project described in the press release dated July 25, 2006. The Preference Shares will be non-voting and redeemable upon the Company providing 30 days notice or the holder, after December 31, 2006, by providing 60 days notice. The Preference Shares have no right to receive dividends

Contingent Liabilities

The Company is contingently liable to a third party for providing security for a $200,000 letter of credit to secure a performance bond for NB Power and to a related party for providing security for a US$500,000 letter of credit to secure a performance bond for Southern California Edison.

A former employee of EWP is suing EWP for the right to 50,000 options at $0.80. The Company has filed a Statement of Defence and Counterclaim.

A US citizen has filed a Statement of Claim in Pima County, Arizona for compensation for services rendered. Management does not believe that the claim has any merit. The proceedings were dismissed in Arizona. It has been appealed to the US Federal District Court in Tucson, Arizona and it was dismissed there as well. The US citizen has currently appealed to the Ninth Circuit, US Court of Appeal in San Francisco. The Company’s legal advisors give the chances of a successful appeal by the US citizen, a very remote chance of success.

Two former officers and directors of EWP have filed Statements of Claim in British Columbia for the failure of the Company to pay its bonuses. The directors cancelled the bonus until the individuals could prove performance. The Company has entered a Statement of Defence and has filed a Statement of Claim for funds owing to EWP and damages for failing to perform their duties.

At the date of this Report, the Company was in good standing under all corporate laws and securities laws by which it is governed except for its failure to file unaudited statements for the first quarter ended April 30, 2006.

Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Additional Disclosures for Venture Issuers Without Significant Revenues

Comparative Statement of Operations

	Three Months Ended
	April 30	April 30
	2006	2005
Revenue Sale of electricity	$17,706	$-

Expenses Advertising and promotion	16,432	4,612
Amortization — equipment	16,293	5,242
Bonuses	78,584	-
Communications	18,132	41,035
Consulting and directors’ fees	189,403	147,583
Foreign exchange loss (gain)	(34,835)	-
Interest and bank charges	26,739	16,070
Management fees	61,427	40,000
Office and secretarial	15,344	12,528
Professional fees	145,282	50,938
Project costs	42,169	-
Regulatory fees	8,677	14,866
Rent	14,981	10,980
Stock-based compensation	-	62,000
Telephone	10,827	11,494
Travel and automotive	90,760	75,319

	(700,215)	(492,667)

Loss before the following	(682,509)	(492,667)
Interest income	32,743	-
Write off of advances receivable	(7,203)	-

Loss for the period	$(656,969)	$(492,667)

Disclosure of Outstanding Share Data
Summary of Securities Issued During the Period

			Proceeds
Type of	Type of	Total	Net of	Type of
Security	Issue	Number	Issuance Costs	Consideration	Price

Common	Warrant exercise	8,000	$16,800	Cash	$2.10
Common	Warrant exercise	15,000	27,000	Cash	$1.80

		23,000	$43,800

Summary of Options Granted During the Period

Nil

Summary of Marketable Securities Held at the End of the Period

Nil

Summary of Securities at the End of the Reporting Period

Authorized Capital: Issued and Outstanding:	unlimited common shares without par value, unlimited class A preferred securities without par value 23,737,789 common shares

Number and Recorded Value for Shares Issued and Outstanding

At Apri30, 2006, the Company had 23,737,789 common shares outstanding having a paid up value of $0.91 per share ($21,533,917).

Description of Options, Warrants and Convertible Securities Outstanding

Type of	Number or	Exercise or	Expiry
Security	Amount	Conversion Price	Date
Stock Options	200,000	$0.80	June 5, 2006
Stock Options	100,000	$0.80	July 31, 2007
Stock Options	370,000	$1.20	February 20, 2007
Stock Options	100,000	$1.05	June 25, 2008
Stock Options	400,000	$1.74	October 31, 2008
Stock Options	200,000	$2.40	October 31, 2008
Stock Options	50,000	$2.55	November 10, 2008
Stock Options	200,000	$1.44	May 20, 2009
Stock Options	100,000	$1.44	May 25, 2009
Stock Options	50,000	$1.52	June 11, 2009
Stock Options	250,000	$1.33	September 9, 2010
Warrants	37,000	$1.60	May 5, 2006
Warrants	7,000	$2.10	August 16, 2006
Warrants	300,500	$2.10	September 3, 2006
Warrants	116,661	$2.10	December 13, 2006
Warrants	122,000	$1.03	March 1, 2007
Warrants	175,000	$1.03	March 9, 2007
Warrants	18,295	$1.03	March 10, 2007
Warrants	500,000	$1.03	March 31, 2007
Warrants	415,000	$1.80 (1st year)	June 15, 2006
		$2.20 (2nd year)	June 15, 2007
Warrants	666,667	$1.60	October 24, 2007
	441,133	$1.60 (1st year)	December 5, 2007
		$2.20 (2nd year)	December 5, 2008
Warrants	1,000,000	$1.60	January 27, 2008
Warrants	4,333,333	$1.60	January 31, 2008

Total Number of Shares in Escrow or Subject to Pooling Agreement

750,000 shares are held in escrow pursuant to an escrow agreement dated April 29, 1999
121,953 shares are held in escrow pursuant to an escrow agreement dated October 26, 2005